

Juan Ariztmendy · 2nd

 **DonTruck**

Entrepreneur

Spring, Texas, United States · 500+ connections · **Contact info**

Experience



COO
DonTruck
May 2018 – Present · 2 yrs 9 mos
Houston, Texas



President
Gorilla Cargo, LLC.
Jul 2004 – Present · 16 yrs 7 mos



Agent
Trinity Logistics
Jul 2016 – Present · 4 yrs 7 mos



Sales Liaison
ECU Worldwide USA
Oct 1999 – Jun 2004 · 4 yrs 9 mos
Miami, Florida

Skills & endorsements

Transportation · 23

 Endorsed by **Curtis Tillery [L.I.O.N.] and 2 others who are highly skilled at this**

Transportation Management · 19

 Endorsed by **Oscar Farinas, who is highly skilled at this**

Freight · 15

 Endorsed by **Curtis Tillery [L.I.O.N.] and 2 others who are highly skilled at this**

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Recommendations

Received (0) **Given (1)**

 **Carlos Leon**
Licensed Real Estate Agent
at Keller Williams Realty
Clear Lake/NASA
November 30, 2017, Carlos was
a client of Juan's

It's rare that you come across a standout professional like C
Leon, I had the pleasure to meet Carlos a few years back in
to Seaboard Marine's offices in Houston and I have been
impressed since then with Carlos' ability to handle the need
the different clients that come to Seaboard for help. ... **See**

